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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _____________________________________________________________________April 2003

BROCKTON CAPITAL CORP.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.  REPORT UNDER PART 3: NATIONAL INSTRUMENT 62-103, Early Warning Report

     Cover Letter

     Regarding Kevin Hanson,  Dated 4/25/2003

     Regarding Terry Amisano, Dated 4/25/2003

2.  Material Change Report: 4/22/2003

3.  Press Release: 4/25/2003

4.  Material Change Report: 5/14/2003

5.  Press Release: 5/15/2003

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                 Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

McCULLOUGH   |   O’CONNOR   |   IRWIN

S O L I C I T O R S

1100 – 888 Dunsmuir Street

Vancouver, BC

Canada V6C 3K4

T 604-687-7077

F 604-687-7099

April 25, 2003

Douglas Irwin

Direct Line: 604-646-3305

E-mail: dirwin@moisolicitors.com

By Sedar and Fax

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

5th Floor, 701 West Georgia Street

Vancouver, B.C.

V7Y 1L2

Alberta Securities Commission

21st Floor, 10025 Jasper Avenue

Edmonton, Alberta

T5J 3Z5

Dear Sirs/Mesdames:

Re:

Brockton Capital Corp. (the “Company”)

- Early Warning Reports

Please find enclosed Early Warning Reports pursuant to section 141 of the Securities Act (Alberta) and section 111 of the Securities Act (British Columbia) and pursuant to National Instrument 62-103 for each of Kevin Hanson and Terry Amisano concerning their respective acquisition of common shares in the capital of the Company, a reporting issuer listed on the TSX Venture Exchange.  Also enclosed is a copy of the press release issued jointly by the Company and each of Messrs. Hanson and Amisano on April 25, 2003 to Canada Stockwatch Magazine and Market News Publishing Inc.

Should you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

McCULLOUGH O’CONNOR IRWIN

(signed) “Douglas Irwin”

Douglas Irwin

DI/ac

Enclosures

cc: Zena Capital Corp.

Attention: Kevin Hanson (by fax)

cc: TSX Venture Exchange (by fax)

REPORT UNDER PART 3

NATIONAL INSTRUMENT 62-103

The Early Warning System and Related Take-over Bid and Insider Reporting Issues

BROCKTON CAPITAL CORP.

1. Name and Address of Offeror:

Terry M. Amisano

2615 134th Street

Surrey, B.C.

V4P 1Y1

Telephone: 604-689-0188

Fax: 604-689-9773

2. The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report, and whether it was ownership or control that was acquired in those circumstances:

The Offeror acquired ownership of an additional 225,000 common shares of Brockton Capital Corp. (the “Company”), thereby increasing the Offeror’s total shareholdings in the Company from 450,000 to 675,000 common shares. The 675,000 common shares owned by the Offeror represents approximately 16.5% of the Company’s 4,087,500 currently issued and outstanding common shares (up from approximately 11% of the Company’s issued and outstanding common shares previously owned by the Offeror).

3. The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the report:

As indicated above under item 2, 675,000 common shares are owned or controlled by the Offeror, representing approximately 16.5% of the Company’s 4,087,500 currently issued and outstanding common shares.

4. The designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph 3 over which:

(a) the offeror, either alone or together with any joint actors, has ownership and control:

675,000 common shares.

(b) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actors:

None.

(c) The offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

None.

5. The name of the market in which the transaction or occurrence giving rise to the report took place:

The common shares were purchased by the Offeror privately pursuant to a transfer of shares within escrow, and not through any published market.

6. The purpose of the offeror and any joint actors in effecting the transaction or occurrence giving rise to the report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Offeror acquired the common shares for the purpose of purchasing Discount Seed Shares of the Company (subject to escrow restrictions) for investment purposes. The Offeror does not have any present intention of increasing his beneficial ownership of, or control or direction over, any of the securities of the Company save that the Offeror may purchase additional shares in the open market at some time in the future or pursuant to stock options which are currently held by the Offeror as a director of the Company or which may be allocated to the Offeror as a director of the Company at some time in the future.

7. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

The agreement (the “Escrow Transfer Agreement”) giving rise to the acquisition of the securities of the Company by the Offeror provided for the transfer of escrow shares by  Michael Weingarten, being one of the directors of the Company at the time, to the Offeror and Kevin Hanson (another director of the Company) as to 225,000 common shares each in the capital of the Company. The purchase price was $0.075 per share (being the original purchase price of the common shares by Michael Weingarten). The shares are subject to an escrow agreement with the Company dated March 16, 2000 which provides that the shares are to remain in escrow and to be released therefrom as to 10% of the original number upon TSX Venture Exchange approval and as to 15% of the original number every 6 months thereafter. The shares may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner except in accordance with the terms of the escrow agreement governing such shares (which generally requires the approval of the TSX Venture Exchange).

8. The names of any joint actors in connection with the disclosure required in this Report:

Not applicable.

9. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

The aggregate purchase price paid by the Offeror for the common shares was $16,875, paid in cash.

10. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

Dated at Vancouver, British Columbia this 25th day of April, 2003.

(signed) “Terry M. Amisano”

Terry M. Amisano

REPORT UNDER PART 3

NATIONAL INSTRUMENT 62-103

The Early Warning System and Related Take-over Bid and Insider Reporting Issues

BROCKTON CAPITAL CORP.

1. Name and Address of Offeror:

Kevin R. Hanson

3345 Huntleigh Court

North Vancouver, British Columbia

V7H 1C9

Telephone: 604-689-0188

Fax: 604-689-9773

2. The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report, and whether it was ownership or control that was acquired in those circumstances:

The Offeror acquired ownership of an additional 225,000 common shares of Brockton Capital Corp. (the “Company”), thereby increasing the Offeror’s total shareholdings in the Company from 450,000 to 675,000 common shares. The 675,000 common shares owned by the Offeror represents approximately 16.5% of the Company’s 4,087,500 currently issued and outstanding common shares (up from approximately 11% of the Company’s issued and outstanding common shares previously owned by the Offeror).

3. The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the report:

As indicated above under item 2, 675,000 common shares are owned or controlled by the Offeror, representing approximately 16.5% of the Company’s 4,087,500 currently issued and outstanding common shares.

4. The designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph 3 over which:

(a) the offeror, either alone or together with any joint actors, has ownership and control:

675,000 common shares.

(b) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actors:

None.

(c) The offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

None.

5. The name of the market in which the transaction or occurrence giving rise to the report took place:

The common shares were purchased by the Offeror privately pursuant to a transfer of shares within escrow, and not through any published market.

6. The purpose of the offeror and any joint actors in effecting the transaction or occurrence giving rise to the report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Offeror acquired the common shares for the purpose of purchasing Discount Seed Shares of the Company (subject to escrow restrictions) for investment purposes. The Offeror does not have any present intention of increasing his beneficial ownership of, or control or direction over, any of the securities of the Company save that the Offeror may purchase additional shares in the open market at some time in the future or pursuant to stock options which are currently held by the Offeror as a director of the Company or which may be allocated to the Offeror as a director of the Company at some time in the future.

7. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

The agreement (the “Escrow Transfer Agreement”) giving rise to the acquisition of the securities of the Company by the Offeror provided for the transfer of escrow shares by Michael Weingarten, being one of the directors of the Company at the time, to the Offeror and Terry Amisano (another director of the Company) as to 225,000 common shares each in the capital of the Company. The purchase price was $0.075 per share (being the original purchase price of the common shares by Michael Weingarten). The shares are subject to an escrow agreement with the Company dated March 16, 2000 which provides that the shares are to remain in escrow and to be released therefrom as to 10% of the original number upon TSX Venture Exchange approval and as to 15% of the original number every 6 months thereafter. The shares may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner except in accordance with the terms of the escrow agreement governing such shares (which generally requires the approval of the TSX Venture Exchange).

8. The names of any joint actors in connection with the disclosure required in this Report:

Not applicable.

9. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

The aggregate purchase price paid by the Offeror for the common shares was $16,875, paid in cash.

10. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

Dated at Vancouver, British Columbia this 25th day of April, 2003.

(signed) “Kevin R. Hanson”

Kevin R. Hanson

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules and under section 118(1) of the Securities Act (Alberta).

FORM 53-901.F

(previously Form 27)

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND

SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS “CONFIDENTIAL – SECTION 85” AND FILE IN AN ENVELOPE MARKED “CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING”.

1. Reporting Issuer

Brockton Capital Corp.

604 – 750 West Pender Street

Vancouver, B.C.

V6C 2T7

(the “Issuer”)

2. Date of Material Change

April 22, 2003

3. Press Release

A press release was filed on April 25, 2003 and disseminated through Canada Stockwatch Magazine and Market News Publishing Inc.

4. Summary of Material Change

Each of Terry Amisano and Kevin Hanson, directors of the Issuer, announced the completion of a private acquisition from Michael Weingarten of an additional 225,000 shares each in the capital of the Issuer at a price of $0.075 per share.

5. Full Description of Material Change

Further to a news release dated February 20, 2003, each of Terry Amisano (of Surrey, British Columbia) and Kevin Hanson (of North Vancouver, British Columbia), who are directors of the Issuer announced the completion of a private acquisition from Michael Weingarten of an additional 225,000 shares each in the capital of the Issuer at a price of $0.075 per share. As a result of the acquisition, each of Kevin Hanson and Terry Amisano now hold 675,000 common shares in the capital of the Issuer each representing approximately 16.5% of the Issuer’s outstanding share capital (up from the approximate 11% previously held by each of them). The purpose of the acquisition is for investment and although neither Terry Amisano nor Kevin Hanson has any present intention of increasing beneficial ownership of, or control or direction over, any additional common shares of the Issuer either party may purchase additional shares in the open market at some time in the future or pursuant to stock options which are currently held by each of them as directors of the Issuer or which may be allocated to each as a director of the Issuer at some time in the future.

All shares in the Issuer held by Messrs. Amisano and Hanson (including the additional shares from Michael Weingarten) are subject to an escrow agreement dated March 16, 2000 which provides that the shares may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner except in accordance with the terms of the escrow agreement governing such shares. The escrow agreement provides that the shares will be released as to 10% of the original number upon final TSX Venture Exchange approval to the Issuer completing a qualifying transaction pursuant to the capital pool company policies of the TSX Venture Exchange and as to 15% of the original number every six months thereafter. Neither Terry Amisano nor Kevin Hanson have acted jointly or in concert with any other parties in connection with the acquisition of the shares.

6. Reliance on Section 85(2) of the Securities Act (British Columbia) and Section 118(2)

of the Securities Act (Alberta)

N/A

7. Omitted Information

No information has been intentionally omitted from this form.

8. Senior Officers

The following senior officer of the Issuer may be contacted about the material change:

Kevin Hanson, President & CEO

Telephone: 604-689-0188

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia on April 25, 2003.

BROCKTON CAPITAL CORP.

By:

(signed) “Kevin R. Hanson

Kevin R. Hanson

President & Chief Executive Officer

BROCKTON CAPITAL CORP.

604 – 750 West Pender Street

Vancouver, B.C.

V6C 2T7

April 25, 2003

Trading Symbol: (TSX-V: BKC)

FOR IMMEDIATE RELEASE

Corporate Update

Vancouver, B.C., Further to a news release dated February 20, 2003, each of Terry Amisano (of Surrey, British Columbia) and Kevin Hanson (of North Vancouver, British Columbia), who are directors of the Brockton Capital Corp. (the “Company”) do hereby announce the completion of a private acquisition from Michael Weingarten of an additional 225,000 shares each in the capital of the Company at a price of $0.075 per share. As a result of the acquisition, each of Kevin Hanson and Terry Amisano now hold 675,000 common shares in the capital of the Company each representing approximately 16.5% of the Company’s outstanding share capital (up from the approximate 11% previously held by each of them). The purpose of the acquisition is for investment and although neither Terry Amisano nor Kevin Hanson has any present intention of increasing beneficial ownership of, or control or direction over, any additional common shares of the Company either party may purchase additional shares in the open market at some time in the future or pursuant to stock options which are currently held by each of them as directors of the Company or which may be allocated to each as a director of the Company at some time in the future.

All shares in the Company held by Messrs. Amisano and Hanson (including the additional shares from Michael Weingarten) are subject to an escrow agreement dated March 16, 2000 which provides that the shares may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner except in accordance with the terms of the escrow agreement governing such shares. The escrow agreement provides that the shares will be released as to 10% of the original number upon final TSX Venture Exchange approval to the Company completing a qualifying transaction pursuant to the capital pool company policies of the TSX Venture Exchange and as to 15% of the original number every six months thereafter. Neither Terry Amisano nor Kevin Hanson  have acted jointly or in concert with any other parties in connection with the acquisition of the shares.

For further information please contact Kevin Hanson at 604-689-0188.

ON BEHALF OF THE BOARD OF DIRECTORS.

(signed) “Kevin R. Hanson”

Kevin R. Hanson,

President and Chief Executive Officer

(signed) “Kevin R. Hanson”

Kevin R. Hanson

(signed) “Terry M. Amisano”

Terry M. Amisano

THE TSX VENTURE EXCHANGE NOR ANY OTHER REGULATORY AUTHORITY BODY HAS REVIEWED AND THEREFORE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules and under section 118(1) of the Securities Act (Alberta).

FORM 53-901.F

(previously Form 27)

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND

SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS “CONFIDENTIAL – SECTION 85” AND FILE IN AN ENVELOPE MARKED “CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING”.

1. Reporting Issuer

Brockton Capital Corp.

604 – 750 West Pender Street

Vancouver, B.C.

V6C 2T7

(the “Issuer”)

2. Date of Material Change

May 14, 2003

3. Press Release

A press release was filed on May 16, 2003 and disseminated through Canada Stockwatch Magazine and Market News Publishing Inc.

4. Summary of Material Change

The Issuer announced that 105,000 common shares in the capital of the Issuer have been reserved for issuance to Brad Kitchen, a director of the Issuer, pursuant to the allocation of stock options. The exercise price of the options has been set at $0.19 and which represents the closing price (less allowable discount) of the Issuer’s shares on May 14, 2003.

5. Full Description of Material Change

The Issuer announced that 105,000 common shares in the capital of the Issuer have been reserved for issuance to Brad Kitchen, a director of the Issuer, pursuant to the allocation of stock options. The exercise price of the options has been set at $0.19 and which represents the closing price (less allowable discount) of the Issuer’s shares on May 14, 2003.

The options will be exercisable over a five year period expiring May 14, 2008 and are subject to acceptance for filing by the TSX Venture Exchange and, if required, subject to shareholder approval prior to exercise. As the Issuer is a capital pool company, any shares issued pursuant to any exercise of the options prior to the Issuer completing a Qualifying Transaction under the policies of the TSX Venture Exchange will be escrowed until a Qualifying Transaction has been accepted by the TSX Venture Exchange.

6. Reliance on Section 85(2) of the Securities Act (British Columbia) and Section 118(2) of the Securities Act (Alberta)

N/A

7. Omitted Information

No information has been intentionally omitted from this form.

8. Senior Officers

The following senior officer of the Issuer may be contacted about the material change:

Kevin Hanson, President & CEO

Telephone: 604-689-0188

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia on May 23, 2003.

BROCKTON CAPITAL CORP.

By:

(signed) “Kevin R. Hanson”

Kevin R. Hanson

President & Chief Executive Officer

BROCKTON CAPITAL CORP.

604 – 750 West Pender Street

Vancouver, B.C. V6C 2T7

May 15, 2003

Trading Symbol: (TSX-V: BKC.P)

FOR IMMEDIATE RELEASE

NEWS RELEASE

Brockton Capital Corp. (the “Company”) announces that 105,000 common shares in the capital of the Company have been reserved for issuance to Brad Kitchen, a director of the Company, pursuant to the allocation of stock options. The exercise price of the options has been set at $0.19 and which represents the closing price (less allowable discount) of the Company’s shares on May 14, 2003.

The options will be exercisable over a five year period expiring May 14, 2008 and are subject to acceptance for filing by the TSX Venture Exchange and, if required, subject to shareholder approval prior to exercise. As the Company is a capital pool company, any shares issued pursuant to any exercise of the options prior to the Company completing a Qualifying Transaction under the policies of the TSX Venture Exchange will be escrowed until a Qualifying Transaction has been accepted by the TSX Venture Exchange.

For further information please contact Kevin Hanson at 604-689-0188.

ON BEHALF OF THE BOARD OF DIRECTORS

 ”Kevin Hanson”

Kevin R. Hanson, President and Chief Executive Officer

THE TSX VENTURE EXCHANGE NOR ANY OTHER REGULATORY AUTHORITY BODY HAS REVIEWED AND THEREFORE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Brockton Capital Corp. -- SEC File No. 0-49760

(Registrant)

Date: May 27, 2003

By /s/ Kevin R. Hanson_____________________________

Kevin R. Hanson, President/CEO/Director